OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Bahari Energy LLC

12108 Sioux Pl.
Gaithersburg, MD 20883

www.baharienergy.com



5000 units of Preferred Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Offering

Maximum 53,500* Preferred Units for Class Z Membership ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 5,000 Preferred Units for Class Z Membership ($10,000.00)

Company	Bahari Energy, LLC
Corporate Address	12108 Sioux Pl., Gaithersburg, MD 20878
Description of Business	Bahari Energy LLC ("Bahari" or the "Company"), is a Maryland limited liability company that has developed an innovative, patented wind turbine designed that makes it possible to bring wind power to urban areas at a practical cost.
Type of Security Offered	Preferred Units (for Class Z Membership) (the "**Securities**")
Purchase Price of Security Offered	$2
Minimum Investment Amount (per investor)	$250

Perks*

All investors will receive regular news letter of the company progress

$500 — If you invest $500, you will receive a T-shirt with the Bahari Energy Wind Tower logo.

$1.000 — If you invest $1,000, you will receive a 2.5% discount on the Wind Tower purchased directly from our website.

$5,000 — If you invest $5,000, you will receive a 5% discount on the Wind Tower purchased directly from our website.

$10,000 — If you invest $10,000, you will receive a 10% discount on the Wind Tower purchased directly from our website.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Bahari will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 units at $2 / unit, you will receive 110 units, meaning you'll own 110 units for $200. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business:

Bahari Energy works in research, development, and manufacture technologies in renewable energy production and energy storage.

Our immediate focus to built a full size Wind Tower integrated with NASA's gear bearing technology to increase overall output and install it in the NASA's Goddard Space Flight Center compound (Greenbelt, Maryland) for observation, fine tuning and data gathering. The company is intending to introduce two other game changing technology such as energy storage unit through sudden bursting of wind gusting energy and multi generator for low wind speed.

Our goal is to introduce a smart wind tower that can almost function every wind speed and conditions.

Current Stage:

The Wind Tower technology has been proven by a half size prototype, this prototype is a working prototype for continuation of research and testing at the University of Maryland Baltimore County. Currently Bahari Energy is planning to build a full size unit (10 ft. x 10 ft. x 36 ft.) along with integration of NASA's gear bearing technology and install it in the NASA Goddard Space Flight Center. This would be our first working unit for commercialization phase. subsequently, we will start marketing the Wind Tower, starting with our immediate potential clients who have shown interest to purchase one or several units. Additionally we will continue on the path to make our Tower a smart one with adding other efficiency components and sensors to adjust itself to the surrounding condition to harness maximum output where ever it is installed.

Sales, Supply Chain, & Customer Base

Once the unit is set up in the NASA's compound, we will immediately contact our potential customers which have been waiting shown interest to purchase one or more towers, they are the Washington, DC government, the State of Maryland, the Federal government, and Daktronic international electronic sign maker.

Our marketing steps are;

1- Sell to government entities (federal, states, and local governments) to fulfill their renewable energy mandates.

    a) Universities

    b) Public schools

    c) Fire houses

    d) Water filtration

    e) Disaster area deployment

    f) Or any other governmental run facilities

By doing so we will be fine tuning economic and cost analysis in order to move into;

2- Commercial entities

3- Residential market

4- International market

NASA Royalty Agreement.

Our current design includes a key component using intellectual property owned by NASA. The Company has negotiated a license agreement for use of this technology with NASA under a non-exclusive licensing agreement with royalty/payment terms summarized below;

1- Bahari Energy agreed to pay $10,000 to be paid in installments of $1000 due upon the one year anniversary of the License Commencement Date, $5000 due upon sale of the first Wind Tower, $4000 due upon second sale of the Wind Tower.

2- Running royalty of 1.15% of the net sales of the Wind Tower for each accounting period.

3- Minimum royalty of $10,000 for the third accounting period, $20,000 for the fourth accounting period, $30,000 for each accounting period thereafter

4- Royalty of the Wind Tower will be considered sold when invoiced, when shipped, or upon receipt of payment, whichever occurs first.

5- Royalties shall accrue at the end of each accounting period and to be paid within 30 days.

Competition

Predominately our competition is solar panels, while solar panels are very good source of renewable energy but they some draw backs to these panels. Such as no power generation without sun which technically no generation at night and very limited when sun ray is blocked. Other disadvantages but not limited to panel maintenance, hot temperature, and take up a large real estate.

Liabilities and Litigation

Currently Bahari Energy has no liabilities or litigation.

The team

Officers and directors

Habib Bahari	Owner/Founder

Habib Bahari
Aerospace Engineer, President of Vartta Industries for 23 years (1982 -2005), Managing member Terrawood Investments for 4 years (2005 - 2009), Founder and CEO of Bahari Energy since 2009 to present

Number of Employees: 2

Related party transactions

The company also has an outstanding loan received from one of its existing shareholders Mr. Thomas Goldstein for $20,000. Terms: 1-The notes bear cash interest of 4% per month. 2-The first payment will start in the first profitable year 3-Loan duration is for two years from the first payment.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Patent maintenance and enforcement** One of the Company's most valuable assets is its intellectual properties. We currently hold 2 issued patents and the license to three additional patents, the NASA patents, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents and license to use three NASA's patent that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio once the full size Wind Tower in NASA's compound is operational and as we discover new technologies related to the Wind Tower including two upcoming components energy storage from wind gusting and application of multi generator/alternators.
- **Competition** We will compete with larger, established the Wind Tower who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. We will vigorously enforce any patent infringement There can be no assurance that competitors will not render our technology or products obsolete or that the Wind Tower developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **New Company** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the Wind Tower is a good idea, that the IP Company will be able to secure the intellectual property rights to the Wind Tower and that the company will secure the exclusive marketing and manufacture rights to the Wind Tower from the IP Company, that we will be able to successfully market, manufacture and sell the Wind Tower, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Even if we raise the maximum sought in this offering, we may need to raise additional funds in order to be able to start mass producing manufacturing operations.** We estimate that we will require at least $250,000 to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **The securities are not easily sell-able.** One of the Company's most valuable assets is its intellectual property. We currently hold 2 issued patents and the license to three additional NASA's patents, as well as trademark, Internet domain name, and trade secrets. We have 2 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our

patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to renewable energy technology, energy storage, and creation of a smart tower.

- **Worthiness of the Stocks** No one is saying the Bahari Energy, LLC is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- **Our business projections are estimates** There can be no assurance that the Bahari Energy will meet those projections. There can be no assurance that the Bahari energy (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and the Wind Tower has priced the services at a level that allows the company to make a profit and still attract business.

- **Future Funding** There is no assurance that the Company will be able to reach its required funding

- **Unproven technology with the additional efficiency components** The Wind Tower technology concept in a small scale prototype and fluid dynamics simulation has been proven, The technology need to be tested a full size with additional efficiency components, such as immediate integration of the NASA's gear bearing technology and later gusting wind energy storage unit and multi generators/alternators/turbines.

- **Geographical issues** While the Wind Tower technology is designed for urban areas, it might not be able to produce a sustainable reliable energy in a very low wind speed environment. Bahari Energy intention is ultimately to introduce a smart Wind Tower technology which adjust itself to the surrounding environment and produce energy in the most efficient way. This will be done by adding various efficiency component to create an ultimate SMART TOWER TECHNOLOGY.

- **International competition** The United States of America is not a leading country in this field, China, European Union are far head of the USA, while the Wind Tower is the cutting edge technology in the renewable energy production but the the company needs to stay focus on the advancement of the technology before other countries get ahead by copying the technology.

- **NASA 's royalty** NASA's license agreement is non-exclusive and requires the company to pay a license fee and royalties.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our members. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our members and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Habib Bahari, 100.0% ownership, Common Units

Classes of securities

- Common Units: 1,000,000

  Class Y members shall be Voting Members and shall be issued Common Units.

  The Company is authorized to issue a total of 1,200,000 Membership Units, consisting of two classes, including 1,000,0000 Common Units and 200,000 Preferred Units.

  Voting Rights

  Each Common Unit shall carry the right to one vote.

  Distribution Rights

  Subject to the provisions of this Agreement (governing the application of Dissolution Proceeds), the Company's Net Cash Receipts shall be distributed at the end of every fiscal year in proportion to the Ownership Interests of each Class Y Member.

  The Company shall satisfy distribution obligations to all Class Z members before making any distributions to Class Y members.

  Rights to Receive Liquidation Distributions

  Holders of Preferred Units have liquidation preferences over Common Units. As a result, in the event of any liquidation, dissolution or winding up of the Company's affairs, whether voluntary or involuntary, the holders of Preferred Units shall be entitled to recover their investment prior and in preference to any distribution of any of the Company's assets or surplus funds to the holders of Common Units.

  Rights and Preferences

  The rights, preferences and privileges of the holders of the company's Common Class Y Membership Units are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Class Z Membership

Units and any additional Preferred Membership Units that we may designate in the future.

Distribution of K-1's

Bahari Energy, LLC will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

Anti-Dilution Provisions

Section 14.13. All Membership Units are subject to dilution, e.g., upon bringing additional members and/or investments, subject to the following limitations:

a. The Membership Units of Member B shall not be subject to dilution below Five percent (5%) until July 10, 2020 ("Limited Dilution Period"), unless otherwise expressly agreed to by Member B in written form. In an event that a dilution has a potential to reduce Member B's interest below Five percent (5%), a portion of Member A's interest shall be transferred to Member B to the extent to keep Member B's interest from falling below Five percent (5%) during the Limited Dilution Period, unless a different written agreement is reached by Member B and Company ratified by a Supermajority Vote.

b. The Membership Units of Member C (as the Early Investor) shall not be subject to dilution below Four percent (4%) until July 10, 2020 ("Limited Dilution Period"), unless otherwise expressly agreed to by Member C in written form. In an event that a dilution has a potential to reduce Member C's interest below Four percent (4%), a portion of Member A's interest shall be transferred to Member C to the extent to keep Member C's interest from falling below Four percent (4%) during the Limited Dilution Period, unless a different written agreement is reached by Member C and Company ratified by a Supermajority Vote.

c. The Membership Units of Member D shall not be subject to dilution below Four percent (4%) until July 10, 2020 ("Limited Dilution Period"), unless otherwise expressly agreed to by Member D in written form. In an event that a dilution has a potential to reduce Member D's interest below Four percent (4%), a portion of Member A's interest shall be transferred to Member D to the extent to keep Member D's interest from falling below Four percent (4%) during the Limited Dilution Period, unless a different written agreement is reached by Member D and Company ratified by a Supermajority Vote.

- Preferred Units: 0

Class Z shall be Nonvoting Members and shall be issued Preferred Units.

The Company is authorized to issue a total of 1,200,000Membership Units, consisting of two classes, including 1,000,0000 Common Units and200,000 Preferred Units.

Voting Rights

Holders of Preferred Units have no voting rights.

Distribution Rights

All distributions of cash or other property shall be made to Class Z Members in that proportion which is equal to the total number of Preferred Units owned or held by each respective Class Z Member at the time such allocations are made. All distributions shall be made at such time as is determined by the Manager. Distributions of the Company assets may be made only to the Class Z Members shown on the books and records of the Company. Neither the Company nor any Class Z Member will incur any liability for making distributions in accordance with the provisions of the preceding sentence, whether or not the Company or the Member has knowledge or notice of any transfer or purported transfer of ownership of a Membership Unit in the Company which has not been approved pursuant to this Agreement. Notwithstanding any provisions above to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company will be allocated solely to the parties owning Membership Units in the Company as of the date the sale or other disposition occurs. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Member or Members pursuant to this Section. No distribution shall be declared and paid unless, after the distribution is made, the assets of the Company are in excess of all liabilities of the Company, except liabilities to Members on account of their contributions. If the Members determine that distributions this paragraph are insufficient to enable the Members to pay federal and state income taxes attributable to the Company, then the Company shall make additional distributions as the Members decide for that purpose.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Class Y Membership Units are entitled to share proportionally all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Class Z Membership Units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Class Y Membership Units are subject to and may be adversely affected by, the rights of the holders of any additional Classes of Preferred Membership Units that we may designate in the future.

Anti-Dilution Provisions

Section 14.13. All Membership Units are subject to dilution, e.g., upon bringing additional members and/or investments, subject to the following limitations:

a. The Membership Units of Member B shall not be subject to dilution below Five percent (5%) until July 10, 2020 ("Limited Dilution Period"), unless otherwise expressly agreed to by Member B in written form. In an event that a dilution has a potential to reduce Member B's interest below Five percent (5%), a portion of Member A's interest shall be transferred to Member B to the extent to keep Member B's interest from falling below Five percent (5%) during the Limited Dilution Period, unless a different written agreement is reached by Member B and Company ratified by a Supermajority Vote.

b. The Membership Units of Member C (as the Early Investor) shall not be subject to dilution below Four percent (4%) until July 10, 2020 ("Limited Dilution Period"), unless otherwise expressly agreed to by Member C in written form. In an event that a dilution has a potential to reduce Member C's interest below Four percent (4%), a portion of Member A's interest shall be transferred to Member C to the extent to keep Member C's interest from falling below Four percent (4%) during the Limited Dilution Period, unless a different written agreement is reached by Member C and Company ratified by a Supermajority Vote.

c. The Membership Units of Member D shall not be subject to dilution below Four percent (4%) until July 10, 2020 ("Limited Dilution Period"), unless otherwise expressly agreed to by Member D in written form. In an event that a dilution has a potential to reduce Member D's interest below Four percent (4%), a portion of Member A's interest shall be transferred to Member D to the extent to keep Member D's interest from falling below Four percent (4%) during the Limited Dilution Period, unless a different written agreement is reached by Member D and Company ratified by a Supermajority Vote.

What it means to be a Minority Holder

In our Company, the class and voting structure of our units has the effect of concentrating voting control with the founder only. As a result, the founder has the ability to make all major decisions regarding the Company. As a holder of the Class Z Preferred Membership Units, you will have no voting rights. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founder will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuance of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional Membership Units. In other words, when the Company issues more Membership Units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of Membership Units outstanding could result from a Membership Unit offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising options on membership units, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into Membership Units.

If we decide to issue more Membership Units, an Investor could experience value dilution, with each Membership Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Membership Unit (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more Membership Units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Membership Unit to hold a certain amount of value, it is important to realize how the value of those Membership Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each membership, ownership percentage, voting control, and earnings per Membership Unit.

Per our attached Amendment Operating Agreement following dilution restriction applies only to members B, C, and D in Class Y membership units only till July 10, 2020.

a) The Membership Units of Member B shall not be subject to dilution below Five percent (5%) until July 10, 2020 ("Limited Dilution Period"), unless otherwise expressly agreed to by Member B in written form. In an event that a dilution has a potential to reduce Member B's interest below Five percent (5%), a portion of Member A's interest shall be transferred to Member B to the extent to keep Member B's interest from falling below Five percent (5%) during the Limited Dilution Period, unless a different written agreement is reached by Member B and Company ratified by a Super majority Vote.

b) The Membership Units of Member C (as the Early Investor) shall not be subject to dilution below Four percent (4%) until July 10, 2020 ("Limited Dilution Period"), unless otherwise expressly agreed to by Member C in written form. In an event that a dilution has a potential to reduce Member C's interest below Four percent (4%), a portion of Member A's interest shall be transferred to Member C to the extent to keep Member C's interest from falling below Four percent (4%) during the Limited Dilution Period, unless a different written agreement is reached by Member C and Company ratified by a Super majority Vote.

c) The Membership Units of Member D shall not be subject to dilution below Four percent (4%) until July 10, 2020 ("Limited Dilution Period"), unless otherwise expressly agreed to by Member D in written form. In an event that a dilution has a potential to reduce Member D's interest below Four percent (4%), a portion of Member A's interest shall be transferred to Member D to the extent to keep Member D's interest from falling below Four percent (4%) during the Limited Dilution Period, unless a different written agreement is reached by Member D and Company ratified by a Super majority Vote.

Any new issuance of Membership units both in Class Z or Y are subject to dilution.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Currently, Bahari Energy does not have any revenues. We anticipate doing so once we have one full size Wind Tower integrated with NASA's gear bearing technology built and installed at the NASA Goddard compound, which we do not anticipate occurring until mid 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

The company is base on personal funding the founder and one of the member Mr. Thomas Goldstien. On August 2015 through August 2016 Bahari Energy did receive $100k ($90k from the State of Maryland and $10k company share) funding to test a small prototype along with fluid mechanics simulation, and in conclusion the Wind Tower technology has been proven. The company $10k was provided by Mr. Thomas Goldstein as part of his loan to the company.

Current expenses, the company has no major operating expenses while waiting for the initial funding of $107,000, any nominal expenses will be funded from Mr. Habib Bahari's personal account.

Financial Milestones

The company is investing for continued growth of the brand.

Five year projection:

Year	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Gross Sales	0	+250,000	+1,300,000	+3,000,000	+6,500,000
Grant/Investment Capital	+107,000	+150,000		+500,000	+750,000
Total Cost of Goods Sold	-75,000	-260,000	-480,000	-1,400,000	-2,850,000
Total Operating Expenses	-32,000	-150,000	-781,000	-1,780,000	-3,588,000
Taxes (20%)	0	-	-4,800	-64,000	-212,400
Net Income (Loss)	0	(10,000)	6,000	256,000	999,600

Gross Sales are: Revenue from selling the Wind Tower technology in the range of basic unit $45k/each to advance unit $85k/each

Total Cost of Goods are: direct cost of fabrication material and labor including related sub-contractors

Total Operating Expenses are: All the administration costs including but not limited to office, rent/lease, utilities, travelling, transportation, sales commissions, marketing, research/developments, royalty fees, insurance and professional fees

Initial sales in first couple of years are government and commercial entities. Later years residential properties and international markets.

NASA's royalty fees are part of total operating expenses

12/2020	12/2021	12/2022	12/2023
10,000	15,000	41,000	78,000

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuance, or any other method available to the company such as applying for Federal and State grants.

The company intending to use the first equity crowd funding to construct a full size Wind Tower including NASA's gearbox for the first time. This unit not only include the gearbox also includes all the improvement achieved from small scale working prototype, such as rooftop wind catcher improvement, internal nozzle configuration, and combine turbine/generator/alternator. Seventy five percent of this equity fund will be solely dedicated to cost of material and labor to build this unit. This unit will be installed at NASA Goddard Space Flight Center as their electric car charging station. The other twenty five percent would be spend on insurance, logistics, administration operating costs.

The company is intending immediately after NASA's installation reaching out to current potential customers who have indicated that they are ready to place order of one or several units. These potential customers are: 1- The University of Maryland College Park, MD for their Transit Department. 2- The university of Maryland Baltimore County for their community center in Arbutus, MD. 3- The Washington, DC government for their several public schools, 4- Daktronic Sign Manufacturers for their electronic bill boards and score boards., and Citizens Energy for possible deployment of several units for the Washington DC area gas stations.

Along with the mentioned sales effort, the company is intending to apply for state (MIPS, phase I & II) and federal (SBIR phase I & II) grants and another round of higher equity funding through the Startengine website.

Indebtedness

The company also has an outstanding note to one of its existing shareholders Mr. Thomas Goldstein for $20,000. Terms: 1-The notes bear cash interest of 4% per month. 2-The first payment will start in the first profitable year 3-Loan duration is for two years from the first payment.

Recent offerings of securities

None

Valuation

$2,000,000.00

We have not undertaken any efforts to produce a valuation of the company, the price of the shares merely reflects the opinion of the board as to what would be fair Market Value. Pre-Money evaluation is base on the company's own patents and licenses of three patents from NASA as well as the Company's relationship with NASA. and the potential for NASA to promote. We will re-evaluate company share after the working full size Wind Tower unit integrated with NASA's gear bearing is installed in NASA Goddard Space Flight Center and data has been collected. Current valuation is base on Bahari energy own patents, license to use three NASA's patents, and its highly experienced team members/advisers.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$[600)	$[5,000]
Net Proceeds	$9,400	$102,000
Use of Net Proceeds:		
R&D & Production	$[6,000]	$[75,000]
Marketing	$[0]	$[5,000]
Working Capital	$[0]	$[10,000]
Patent maintenance Fees	$[1,500]	$[3,000]

Misc. and Adm. Costs	$[1,900]	$[4,000]
Professional Fees	$[0]	$[5,000]
Total Use of Net Proceeds	$[9,400]	$[102,000]

R & D & Production: Fabrication of one full size unit with NASA's gear bearing unit

Marketing: Improving our marketing material, website and in house sales contact with our potential customer who has shown interest in the technology

Misc. and ADM. Costs: Office and bear minimum salary

Professional Fees: Accountant and legal advise

We are attempting to raise minimum of $107,000 to built one full size 10 ft. x 10 ft. x 36 ft. Wind Tower including for the first time a NASA's gear bearing technology to be integrated with our Tower and install this unit at NASA Goddard Space Flight Center to be used as a charging station in their compound. Then immediately starting our commercialization of the technology. There would be more grants and capital injections in second, forth, and fifth year to increase our manufacturing capacity along with research and development in order to stay ahead of any serious competition challenges.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

Bahari energy has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at (https://baharienergy.com/annual report) within 120 days of the end of the company's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Bahari Energy LLC

[See attached]

I, Habib Bahari, the CEO of Bahari Energy, LLC, hereby certify that the financial statements of Bahari Energy, LLC and notes thereto for the periods ending 12-31-2017 and 12-31-2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Bahari Energy does not any revenue at this time, therefore have not filed any tax returns yet.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the October 18, 2018

Habib Bahari

Founder/CEO

October 18, 2018

BAHARI ENERGY LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEAR ENDED
December 31, 2017

BAHARI ENERGY LLC
Index to Financial Statements
(unaudited)

BAHARI ENERGY LLC
BALANCE SHEETS
December 31, 2017 and 2016

(unaudited)

Amount in USD	Year 2017	Year 2016
Assets		
Cash in Hand	750.00	1,000.00
Cash on Deposit	0.00	0.00
Account Receivable	0.00	0.00
Finish Good Inventory	0.00	0.00
Work in Process	0.00	0.00
Total Current Assets	750.00	1,000.00
Fixed Assets		
Patent Value	1,000,000.00	1,000,000.00
NASA's Licensing agreement	1,000,000.00	0.00
Total Assets	2,000,750.00	1,001,000.00
Liabilities		
Current Liabilities	20,750.00	21,000.00
Unearned Revenue	16,000.00	11,000.00
Total Liabilities	36,750.00	32,000.00
Shareholder's Equity		
Common Stock	1,964,000.00	969,000.00
Total Stock	1,964,000.00	969,000.00
Total Liabilities and Stock Equity	2,000,750.00	1,001,000.00

BAHARI ENERGY LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED December31, 2017 and 2016
(unaudited)

Amount in USD	Year 2017	Year2016
Revenue over expenses for the year	0.00	0.00
Members' equity – Beginning of year	969,000.00	980,000.00
Members' equity – End of year	1,964,000.00	969,000.00

BAHARI ENERGY LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED December31, 2017 and 2016
(unaudited)

Amount in USD	Year 2017	Year 2016
Sales	0.00	0.00
Net sales	0.00	0.00
Cost of Materials and Supplies	0.00	0.00
General and Administration Costs	16,000.00	11,000.00
(Net Income)	(16,000.00)	(11,000.00)

NOTE 1 – NATURE OF OPERATIONS

BAHARI ENERGY LLC was formed on 07/30/2013 ("Inception") in the State of Maryland, the financial statements of BAHARI ENERGY LLC (which may be referred to as the "Company) are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarter is in Gaithersburg, Maryland.

BAHARI ENERGY LLC functions in research, development, and fabrication of renewable energy production technologies. Its main technology currently is the Wind Tower technology, a scalable technology (micro/macro) for urban or rural areas. The company is fully engaged to ultimately introduce to worldwide energy market a smart technology which can sense the surrounding conditions and adjust itself to harness maximum energy of the incoming wind with respect to the area conditions. Currently BAHARI ENERGY LLC has two patents and license to use three NASA's gear bearing technology patents to improve its overall Wind Tower efficiency. Other components as part of advancement toward a smart Wind Tower technology are gusting wind energy storage unit, multi turbines, and multi generators features.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from fabricating, selling, delivery and installed through its own forces or dealer or distribution networks, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances more than the federally insured limits.

NOTE 3 – DEBT

Loan from Mr. Thomas Goldstein $20,000.00

Terms:

1-The notes bear cash interest of 4% per month.

2-The first payment will start in the first profitable year

3-Loan duration is for two years from the first payment.

NOTE 4 – RELATED PARTY TRANSACTIONS

Loan from Mr. Thomas Goldstein $20,000.00

Terms:

1-The notes bear cash interest of 4% per month.

2-The first payment will start in the first profitable year

3-Loan duration is for two years from the first payment.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 6 – MEMBERS' EQUITY

Type of units are Common LLC Units
Current ownerships;
Founder, CEO, General Manager– Habib Bahari 825,000 Units
Legal and Outreach Manager– TGHoldCo2, L.L.C. 70,000 Units
Patent Prosecution Manager– BTPatent LLC 50,000 p Units
Technical Research and Development Manager– Dr. Navid Goudarzi 50,000 Units
Technical Outside Advisor– Dr. Jewel B. Barlow 5,000 Units

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after most recent balance sheet dated December 31, 2017 through September 30, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

▶ PLAY VIDEO

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Raised of $10K - $107K goal

Bahari Energy
Bahari's Wind Tower and green technology
● Small OPO   🏠 Gaithersburg, MD   🏷 Clean Technology   US Investors Only

Overview   Team   Terms   Updates   Comments   **Share**

REDEFINING WIND ENERGY

Bahari Energy was formed to research, develop, and bring to the marketplace an adaptation of an ancient wind management technology: a wind tower, or more accurately, wind window. In order to cool the residences of Middle Eastern homes, wind catching windows were placed atop the uppermost portion of the residence – often atop a hillside with the residence below (see pictures 1, 2, and 3). The wind entering the window circulates downward through the residence and out the lower level, providing cooling comfort along the way. Imagine standing at the entry of a cave with wind pushing past your face, downward towards the cooler interior.

This concept of wind catching is the foundation premise of the Wind Tower that you see in the conceptual renditions in pictures 4, 5, and 6. The Bahari Wind Tower multiplies the speed of the wind entering the Tower and utilizes this wind to produce torque which turns one or more turbines to drive one or more generators, producing electricity.

Simple in concept, the Wind Tower's keen architecture and proper location are key to its functionality. Walking on the street, you may have experienced strong gusts of wind between buildings (see picture-9). This phenomenon, called the wind tunnel effect, is caused by the height and proximity of the surrounding buildings, creating a high pressure difference between low and high pressure regions which increase the speed of the wind. Wind Towers utilize the wind tunnel effect, transforming wind that is barely noticeable into wind that can be harnessed for energy simply through design and location, as demonstrated in picture-4.

The Wind Tower design can be incorporated into the architecture of a residence or public building with relative ease. Its dimensional footprint is negotiable with a minimum 10 x 10-foot base with a 36-foot height and single turbine. By incorporating multiple turbines, manipulating wind vectoring, and boundary layer effects, additional wind catching elements can be added (see picture-5).

The environmental impact and safety concerns of conventional external bladed turbines, with their massive turning propeller (See Picture- 8), are the leading causes for finding alternative solutions. In our alternative strategy, the turning element of this technology is housed internally. Thus, noise is kept at a minimum and moving parts are not visible. Wildlife are further protected via netting, which prevents entry into the tower. The tower itself is not an eyesore and may be incorporated into the visible structure or can be designed to be relatively obscure to the viewer.

The wind tower advances the current wind harnessing technologies in usage around the globe to produce renewable energy at a relative micro-scale compared to distributed systems which have dominated the industry to date (see Picture - 10) A fact not relatively well-appreciated is the cyclical effect that nature provides: wind blows most often and with greater intensity when the sun is not shining. Wind-centric wind tower technology will thus partner with sun-powered technology, finding its place in the continuum of available natural power sources including tidal and geothermal energy sourcing. The Wind Tower can be a sustainable source of energy for all households and companies. Mother Nature provides a wealth of renewable energy sources that can be used together. The Wind Tower can be equipped with solar panels to capture the scorching power of the sun during the day, when wind is at its weakest. When the sun sets, the Wind Tower can capture the more powerful and more frequent gusts of wind.

Multiple Advances Incorporated into One Machine

Our technology is not simply one concept. It is a combination of multiple technologies to deliver the highest level of efficiency. Our technology incorporates patented wind catching designs, wind-shaping internal components, efficient light-weight turbine and torque enhancing gearbox


Picture-1
Drawing of a wind-catcher system


Picture-2
A working windcatcher or badgir in central Iran


Picture-3
A working windcatcher or badgir in central Iran


Picture-4
School house rendition with the double Wind Tower

design (See Picture- 11), wind gusting energy storage, selection of multi-turbines or generators, (smart component) sensors connected CPU command center, and with a pleasing architectural design that is malleable.

The traditional distributed electrical grid system, while providing the main electricity supply globally to date, is by nature inefficient. Transmission line inefficiencies are incredibly costly (see picture-10). Energy lost in transmission distribution according to insidenergy.org (Nov 6, 2015 article) equated to roughly 69 trillion BTUS in the U.S. in 2013. The solution to these inefficiencies is apparent – fewer large public electrical production plants and transmission grids with local and smaller, if not personal-sized, residential power sources in the future. In addition to these issues, the distributed power grid is not secured and is impossible to protect from terrorists and cyber-attackers (see https://futurism.com/72874-2).

Mr. Habib Bahari, founder of our company, is an aerospace engineer who graduated in spring of 1980 from the University of Maryland, College Park. His passion has been to bring wind energy into urban areas where energy is being used the most. After many years of research and study, he has introduced this game-changing Wind Tower Technology which overcomes environmental issues and addresses the transmission line inefficiencies mentioned.

- With the successful implementation of a small grant provided by the State of Maryland, Bahari Energy built and tested a half-scale Wind Tower. By the successful testing of this small prototype, proof of concept was obtained. Currently, Bahari Energy is focusing on improving the unit's overall efficiency and in building a full-sized unit. In March 2018, Bahari Energy was awarded the licensing of NASA's gear bearing technology (Picture-11). Use of this gear box could increase the overall efficiency by 20% to 30%. Additionally, Bahari Energy is working on several other concepts which could improve/surpass its overall efficiency by another 50% of its current output. These concepts will be introduced in the near future.



Picture-10 Transmission lines



Picture-11 NASA Gear Bearing Technology

Current Stage:
Wind Tower technology is proven. Bahari Energy has a working prototype for continued research and testing at the University of Maryland Baltimore County. Currently Bahari Energy is planning to build a full size unit (10 ft. x 10 ft. x 36 ft.), along with integration of NASA's gear bearing technology, and install it in the NASA Goddard Space Flight Center. This will be our first full-size commercial working unit. Subsequently, we will start marketing the Wind Tower, starting with our immediate potential clients who have shown interest to purchase one or several units.

This campaign impact:
The impact of your contribution will allow the company to fully develop a smart Wind Tower. This Tower will be integrated with various efficiency components and sensors to harness maximum energy by adjusting itself to any surrounding condition. Therefore, a smart renewable energy technology will have profound impact on our lives, our planet and create many new manufacturing, field work, electronic and research/development jobs.



Picture-5
Showing three dimensional concept design of a Wind Tower with dual turbines



Picture-6
Concept design of a Wind Tower with dual turbines.



Picture-7
Pictured is a half-sized prototype fabricated under a small grant provided by the State of Maryland



Picture-8 Wind Farm



Picture-9 City Wind Effect

The Offering

Investment

$2/unit When you invest you are betting the company's future equity value will exceed $2.0M.

Perks

All investors will receive regular news letter of the company progress

$500 — If you invest $500, you will receive a T-shirt with the Bahari Energy Wind Tower logo.

$1,000 — If you invest $1,000, you will receive a 2.5% discount on the Wind Tower purchased directly from our website.

$5,000 — If you invest $5,000, you will receive a 7.5% discount on the Wind Tower purchased directly from our website.

$10,000 — If you invest $10,000, you will receive a 12.5% discount on the Wind Tower purchased directly from our website.

All perks occur after the offering is completed.

What You Have Accomplished So Far

Our accomplishments are:

1- Two owned patents related to the Wind Tower technology.

2- License to use three NASA's Patent related to gear bearing technology to incorporate into Bahari Energy Wind Tower technology.

3- Proof of concept through half scale prototype testing and extensive simulations

Next steps to be accomplished are:

1- Efficiency development phase:

   a) Construct a full size Wind Tower

   b) Adopting NASA's gear bearing technology with the Wind Tower.

   c) Introduce an energy storage unit for wind gusting environments

   d) Apply multiple generators and alternators per turbine

   e) Install multiple turbines

   f) Introduce multiple wind catchers

   g) Introduce basic smart tower components such as sensors to communicate with an internal CPU controlling device.

2- Commercialization:

   a) Vast marketing to introduce the Wind Tower to the public and various government/private entities.

   b) Hiring/training a sales force with crafted marketing tools

   c) Production/Warehousing/Delivery



Wind Towers

1- The Wind Tower's superior technology generates electricity efficiently at wind speeds from 3 to 15 mph or (1.35 m/s) to (6.75 m/s) compared to other wind turbines requiring cutting in wind speeds of minimal 6 mph (2.7 m/s), and more typically 7 or 8 mph.

2- Favorable electric energy delivery prices--today's corporate and individual consumers demand value for their dollars. In a number of geographic markets, the Wind Tower can generate power below grid prices – in certain markets, such as New York City, Boston and Hawaii, as much 80 to 90% below.

3- Scalable sizes.

4- Convenient location placements.

5- An installed Wind Tower is unobtrusive, and therefore unlikely to arouse citizen protests ("no towers in-my-backyard") during zoning hearings.

6- Architecturally adaptable to any building designs.

Working prototype under small grant from the State of Maryland



Concept drawing of the Wind Tower with revolutionary double turbines









Air
Air

How Our Products Are Different From the Rest

1- A smart Tower with CPU/sensors unit and various efficient components.
2- Up to eight times the energy output to comparable turbines.
3- Electricity generation cut-in rate of 3 mph of wind speed
4- Compact size ideal for urban areas
5- Modular quick-up design for emergency and field operations (military and severe weather applications)
5- Roof mounted, within or adjacent to buildings, or stand alone
6- Self-supported weight structure (if not roof mounted)
7- Environmentally friendly with internally hidden blades
8- Easy to transport and assemble with knockdown thermal panels
9- NASA's gear bearing technology within the Wind Tower
10- Gusting wind energy storage component
11- Multi-generators/turbines component
12- Smart Tower featuring by way of CPU control devise through sensors and selection of on-board various efficiency components to harness the most energy available at the time.



Unique Benefit?

Scale-able output, Micro/Marco level for urban/rural areas or power plant usage.

Cool Feature?

Integrated with most architectural condition. Architects can incorporate this technology into any property/building designs inside or outside as a utility or even artistic feature to enhance overall interior or exterior appearance of a building. It could also be used next to an elevator shaft to harness some of the energy from air movement of elevators moving up and down.

Awesome Tech?

Depending on type of usage and tower exposure, this tower can be used for placing advertising signs outside attaching to the Wind Tower walls, while generating power inside. The use of advertising could generate additional revenue which can pay for the technology.

Killer Feature?

Our Wind Tower technology will be a smart tower that will sense outside conditions and adjust itself accordingly to harness maximum electricity output.

Our Market and Industry

Chart from the Institute for Energy Research (IER)



WIND
Percent of Total U.S. Electricity Generation
0.4% Geothermal
0.2% Solar
1.5% Biomass
4.1% Wind
6.6% Hydroelectric
39.1% Coal
19.4% Nuclear
0.3% Other Gases
0.7% Petroleum
27.4% Natural Gas
IER

Source: EIA, MER, September 2014 and
IER Institute Energy Research
http://www.eia.gov/forecasts/steo/

Our market and industry would be renewable energy production and energy storage



WIND
Percent of Total U.S. Energy Consumption
0.2% Geothermal
4.7% Biomass
0.3% Solar
2.6% Hydroelectric
1.6% Wind
8.5% Nuclear
18.5% Coal
27.3% Natural Gas
36% Petroleum
IER

Source: EIA, MER, September 2014 and
IER Institute Energy Research
http://www.eia.gov/forecasts/steo/



Figure MT-36. Renewable electricity generating capacity by energy source, including end-use capacity in the Reference case, 2012-40
250
200
150
100
50
0
2012
2015
2020
2025
2030
2035
2040
Solar
Wind
Biomass
Geothermal
Hydropower
eia

Source: http://www.eia.gov/forecasts/steo/

Growth of wind energy usage in future.

What Makes Our Team Special



Habib Bahari- CEO/Founder

1. Habib Bahari |Founder and CEO - Aerospace/Fluid mechanics engineer, Former President of a manufacturing organization with more than 125 employees
2. Thomas Goldstein, Esq. | COO - Managing Partner of Cogent Law Group; More than 20 years' experience in law, government, and business.
3. Dr. Bijan Tadayon, J.D., and Dr. Saied Tadayon, J.D. |Consultants and experts in patent prosecution and licensing.
4. Dr. Jewel B. Barlow | Director, Glenn L. Martin Wind Tunnel; Directed more than 1,000 wind tunnel research and development programs.
5. Dr. Navid Goudarzi, | Assistant Professor, Motorsports Center Associate, EPIC Associate Mechanical Engineering (ETCM) Department UNC Charlotte | The William States Lee College of Engineering UNC Charlotte | Motorsports and Automotive Research Center UNC Charlotte | Energy Production and Infrastructure Center (EPIC)
6. Arash Bahari | Web Design and Social Media Manager
7. Joseph Regier | Industrial Management - MS - SDSU, Executive Director - UMBC - The Commons, UMBC Transit & Community Connections (20 years), UMBC Entrepreneurship 340 Mentor, SDSU Associate Director USU (13 years), Greater Arbutus Business Association (Chamber of Commerce) Board Member.

Invest in Our Company Today!

1. Immense global expansion opportunity, taking advantage of wind-rich megacities, a virtually untapped market
2. Immense industrial expansion outlook in rural areas enabling energy sourcing independence
3. Increased economic and political security achieved through energy sourcing diversification
4. Partnering with NASA Goddard Space Flight Center in advancing new technologies
5. Assisting disaster relief efforts world-wide by providing emergency relief energy sources





November 2011 — Habib Bahari has been awarded two US patents. Mr. Habib Bahari, founder of Bahari Energy receives two patents regarding his revolutionary Wind Tower technology.

July, 2013 — Bahari Energy formation. Bahari Energy was established to continue research and commercialize its Wind Tower technology.

May, 2014 — An assessment of the potential of a novel ducted turbine for harvesting wind power. A journal paper received excellent reviews.

Current — An assessment of the potential of a novel ducted turbine for harvesting wind power. Over 4500 views nationally and internationally on the Researchgate.net

July, 2016 — The Maryland Industrial Partnerships grant. Under MIPS grant, Bahari energy has tested a half scale prototype and the Wind Tower concept has been proven.

March, 2018 — NASA's partnership. A Press Release was done by NASA Goddard for NASA's gear bearing technology licensee to Bahari Energy to used in the Wind Tower technology.

January, 2019 — Launched on StartEngine. Now YOU can own a part of our company!

June, 2019 — WT installation (ANTICIPATED). NASA Goddard has agreed to help installing one full size Wind Tower integrated with their gearbox in its Greenbelt Maryland compound for more fine tuning both technology.

Commercialize (ANTICIPATED) — Marketing and commercializing the Wind Tower integrate with NASA's technology. Our immediate step is to reach out to our potential customers that are waiting to see our Wind Tower/NASA

September, 2019 — Clients (ANTICIPATED). Our potential customers are The University of Maryland, The University of Maryland Baltimore County, city of Washington, DC, sustainable energy office, and Daktronic Sign Manufacturers.

September 2019 — Full scale marketing (ANTICIPATED). Starts mass producing and marketing in both within the United States and internationally.

January, 2020 — Smart Wind Tower (ANTICIPATED). Introducing major improving concepts to our Wind Tower technology, 1- Energy storage for gusting wind condition 2- Multiple generators 3- Sensors applications

In the Press

   

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Meet Our Team

Habib Bahari

Owner/Founder

Aerospace Engineer, President of Vartta Industries for 23 years (1982 -2005), Managing member Terrawood Investments for 4 years (2005 - 2009), Founder and CEO of Bahari Energy since 2009 to present

Dr. Navid Goudarzi

Technical and Research Director

PhD | Assistant Professor, Motorsports Center Associate, EPIC Associate Mechanical Engineering (ETCM) Department University of North Carolina, Charlet Since 2016

Arash Bahari

Web Design and Social Media Manager

Since 2015 has been working for TESLA in Rockville, Maryland as sales and marketing expediter

Dr. Jewel B. Barlow

Technical Advisor

Full Professor and Director; Glenn L Martin Wind Tunnel, University of Maryland since 1972

Thomas Goldstein, Esq.

Legal and Business Director

Senior partner in Cogent Law Group since 2010

Joseph Regier

Out Reach and Marketing Director

Executive Director of Transportation Department in the University of Maryland Baltimore County since 2015 with years of Industrial Management experience

Offering Summary

The Offering

Maximum 53,500* Preferred Units for Class Z Membership ($107,000)

Maximum subject to adjustment for bonus shares. See* ***10% Bonus* *below*

Minimum 5,000 Preferred Units for Class Z Membership ($10,000.00)

Company	Bahari Energy, LLC
Corporate Address	12108 Sioux Pl., Gaithersburg, MD 20878
Description of Business	Bahari Energy LLC ("Bahari" or the "Company"), is a Maryland limited liability company that has developed an innovative, patented wind turbine designed that makes it possible to bring wind power to urban areas at a practical cost.
Type of Security Offered	Preferred Units (for Class Z Membership) (the "**Securities**")
Purchase Price of Security Offered	$2
Minimum Investment Amount (per investor)	$250

Perks*

All investors will receive regular news letter of the company progress

$500 — If you invest $500, you will receive a T-shirt with the Bahari Energy Wind Tower logo.

$1.000 — If you invest $1,000, you will receive a 2.5% discount on the Wind Tower purchased directly from our website.

$5,000 — If you invest $5,000, you will receive a 5% discount on the Wind Tower purchased directly from our website.

$10,000 — If you invest $10,000, you will receive a 10% discount on the Wind Tower purchased directly from our website.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Bahari will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 units at $2 / unit, you will receive 110 units, meaning you'll own 110 units for $200. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Video 1:

Showing a half scale Wind Tower prototype with small wind turbine along with in line generator, producing electricity at 10 mph wind speed.

Video 2:

"Today is Wednesday, January 4, 2017"

Additional video showing Wind Tower prototype with small wind turbine along with in line generator, producing electricity.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

THIRD AMENDED AND RESTATED OPERATING AGREEMENT

of

BAHARI ENERGY, LLC

A Maryland Limited Liability Company

This Third Amended and Restated Limited Liability Company Operating Agreement (this "Agreement") of Bahari Energy, LLC (the "Company") is made and entered into as of the date set forth on the signature page of this Agreement by each of the Class Y Members listed in Exhibit A of this Agreement.

A. The Members have formed the Company as a Maryland limited liability company under the Maryland Limited Liability Company Act. The purpose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of Maryland.

B. The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

C. Prior to the signing and execution of this Agreement, Members A, B and C entered into the Operating Agreement ("Original Operating Agreement") on July 10, 2015.

D. Prior to the signing and execution of this Agreement, Members A, B, C, D and E entered into an amended operating agreement ("First Amended and Restated Operating Agreement") on August 5, 2015 , which superseded all prior written and verbal agreements governing the operation of the Company.

E. Prior to the signing and execution of this Agreement, Members A, B, C, D and E entered into a second amended operating agreement ("Second Amended and Restated Operating Agreement") on May 1, 2016, which superseded all prior written and verbal agreements governing the operation of the Company.

F. The Members desire to amend and memorialize the Second Amended Operating Agreement in several respects, and this Agreement supersedes all prior written

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and verbal agreements governing the operation of the Company.

In consideration of the mutual covenants set forth in this Agreement, and for other good and valuable consideration, this Agreement is hereby amended, restated and superseded in its entirety as follows:

ARTICLE I. ORGANIZATION

Section 1.1. CERTAIN DEFINITIONS. As used herein, the following terms have the following meanings:

(A) "Act" means the Limited Liability Company Act of the State of Maryland, as amended from time to time.

(B) "Agreement" means this Amended and Restated Operating Agreement, as amended from time to time.

(C) "Capital Account" means an account created in accordance with Section 5.3. of this Agreement.

(D) "Class Y Member" means each of Member A, Member B, Member C, Member D, and Member E, and their respective permitted successors and assigns as Members hereunder.

(E) "Class Y Membership Unit" means a unit of membership interest (represented as Common Units) in the Company issued to each Class Y Member, which represents (a) each Member's Capital Contribution and the right to receive its share of the Profits and Losses, distributions and liquidation proceeds of the Company in accordance with the terms of this Agreement, (b) the Member's voting, consent and other rights, if any, provided in this Agreement and (c) the rights of each Member as a member of a limited liability company under the laws of the State of Maryland to the extent consistent with the terms of this Agreement.

(F) "Class Z Member" means any member who is not a Class Y member.

(G) "Class Z Membership Unit" means a unit of membership interest (represented as a Preferred Units) in the Company issued to each Class Z Member, which represents each Member's right to receive its share of Profits and Losses, distributions and liquidation proceeds of the Company in accordance with the terms of this Agreement.

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(H) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(I) "Company" means the limited liability company formed and governed pursuant to this Agreement.

(J) "Dissolution Proceeds" means any distribution to the Members arising out of or in connection with the dissolution, winding up, and/or liquidation of the Company or its assets.

(K) "Fair Market Value" means the price that a seller is willing to accept, and a buyer is willing to pay on the open market and in an arm's-length transaction, as determined by an independent accountant retained by the Company

(L) "Firm" means Cogent Law Group LLP, a limited liability partnership practicing law in the District of Columbia.

(M) "Governmental Authority" means any nation or government, any state or other political subdivision thereof, and any other Person exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government.

(N) "Intellectual Property" means all patent rights, utility models, copyrights, trade secrets, trademarks, and all other intellectual property rights and the related documentation or other tangible expression thereof produced in connection with or otherwise relating to the Product.

(O) "Manager" means Member A, Habib Bahari.

(P) "Member" means a Class Y or Class Z member.

(Q) "Membership Unit" means a Class Y Membership Unit or Class Z Membership Unit.

(R) "Net Cash Receipts" for the applicable period means the gross receipts of the Company during such period plus any reductions in funded reserves arising out of the reversal of such reserves, less the following: (1) cash operating expenses paid during such period; (2) interest and principal paid during such period on indebtedness of the Company; (3) expenditures for capital improvements and other capital items paid during such period; and (4) additions to funded reserves made during such period. For purposes of the foregoing: (a) gross receipts of the Company shall not include Dissolution Proceeds, or any amount entering into the calculation thereof, and shall not include capital contributions or loans by the Members; (b) reserves for anticipated or contingent liabilities and working capital shall be established for the Company in such amounts as are reasonably determined by the Members; and (c) no deductions from gross receipts of the Company shall be made for amounts paid out of funded reserves.

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(S) "Ownership Interest" means, for each Member, the Membership Units held by each Member.

(T) "Person" or "person" means any individual, trust, estate, partnership, association, firm, company, or corporation, or any state or public officer, agency, or instrumentality.

(U) "Product" means the Bahari Wind Tower and any other products, developed and marketed by the Company.

(V) "Selling Member" means a Class Y Member transferring its interest in the company to another individual or entity for good and valuable consideration.

(W) "Supermajority Vote" means that vote which obtains the consent of at least two-thirds of the Company's Common Units.

(X) "Transfer" or "transfer" means to sell, assign, convey, donate, bequeath, transfer, or otherwise dispose of (other than by an Involuntary Transfer) or contract to transfer.

(Y) "Treasury Regulation(s)" means the regulations of the United States Department of the Treasury promulgated under the Code, as amended from time to time.

(Z) "Voting Member" means a holder of Class Y Membership Units.

(AA) "Nonvoting Member" means of holder of Class Z Membership Units.

Section 1.2. FORMATION OF THE COMPANY. The Company was formed as a Maryland Limited Liability Company on July 30, 2013.

Section 1.3. NAME. The Company's name shall be "Bahari Energy, LLC", and such name shall be used at all times in connection with the business and affairs of the Company.

Section 1.4. TERM. The existence of the Company shall be perpetual.

Section 1.5. NAMES AND MEMBERSHIP UNITS OF CLASS Y MEMBERS. The names and Membership Units of the Class Y Members are as set forth in Exhibit A of this Agreement.

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Section 1.6. PRINCIPAL OFFICE. The principal office of the Company shall be at P.O. Box 84161, 12108 Sioux Pl., Gaithersburg, MD 20883 ("Principal Office"), or such other location as may be hereinafter determined by the Members.

Section 1.7. STATUTORY AGENT FOR SERVICE. The Company's initial statutory agent for service shall be Member A.

ARTICLE II. MEMBERS AND MEMBERSHIP UNITS OF THE COMPANY

Section 2.1. CLASSES OF MEMBERS. The Company shall have two (2) classes of membership: (1) Class Y and (2) Class Z. Class Y members shall be Voting Members and shall be issued Common Units. Class Z shall be Nonvoting Members and shall be issued Preferred Units. Class Z Members will not be identified individually and will herein be referred to as a group.

Section 2.1. MEMBERSHIP UNITS. The Company is authorized to issue a total of 1,200,000 Membership Units, consisting of two classes, including 1,000,0000 Common Units and 200,000 Preferred Units.

(B)   Common Units. Only Class Y Members may hold Common Units. Each Common Unit shall carry the right to one vote.

(C)   Preferred Units. Class Z Members may only be issued Preferred Units. Holders of Preferred Units have no voting rights. Holders of Preferred Units have liquidation preferences over Common Units. As a result, in the event of any liquidation, dissolution or winding up of the Company's affairs, whether voluntary or involuntary, the holders of Preferred Units shall be entitled to recover their investment prior and in preference to any distribution of any of the Company's assets or surplus funds to the holders of Common Units.

ARTICLE III. CAPITAL CONTRIBUTIONS

Section 3.1. CAPITAL CONTRIBUTIONS OF CLASS Y. This Article III shall apply only to capital contributions made by Class Y Members.

Section 3.2. INITIAL CAPITAL CONTRIBUTIONS. As of the Effective Date, the Class Y Members have heretofore made their respective capital contributions to the Company as reflected in
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EXHIBIT B attached hereto and incorporated herein by reference.

Section 3.3. ADDITIONAL CAPITAL CONTRIBUTIONS. Except as otherwise provided in Schedule 3.1., no Class Y Member shall be required to make capital contributions in addition to those mentioned in the preceding paragraph. Notwithstanding the foregoing, the Class Y Members may decide upon a Supermajority Vote to make additional capital contributions.

Section 3.4. DISTRIBUTIONS OF CAPITAL; NO INTEREST ON CAPITAL; LIMITATION ON CONTRIBUTIONS. Except as expressly provided in Article III, (1) no Class Y Member shall be entitled to withdraw or to receive contributions of or against his or its capital contributions, without the prior consent of, and upon the terms and conditions agreed upon by, the other Class Y Members, (2) no Class Y Member shall be paid interest on any capital contribution, and (3) no Class Y Member shall have any priority over other Class Y Members as to contributions or as to compensation by way of income.

Section 3.5. EFFECT OF TRANSFER ON CAPITAL CONTRIBUTIONS. In the event that the Interest of a Class Y Member in the Company is transferred, then such Class Y Member's capital contribution(s) shall be attributed and assigned to the transferee.

ARTICLE IV. DISTRIBUTIONS

Section 4.1. DISTRIBUTIONS TO CLASS Y Members. This Article IV shall apply only to distributions to Class Y, Section 4.5 excepted.

Section 4.2. DISTRIBUTIONS OF NET CASH RECEIPTS. Subject to the provisions of this Agreement (governing the application of Dissolution Proceeds), the Company's Net Cash Receipts shall be distributed at the end of every fiscal year in proportion to the Ownership Interests of each Class Y Member.

Section 4.3. DISTRIBUTIONS TO BE MADE IN CASH. Unless otherwise determined by the Manager, all distributions to Class Y Members shall be made in cash and no Class Y Member

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shall have the right to receive distributions or property other than cash either during the term of the Company or upon its dissolution. Nothing in this Section 3.2 shall prevent distributions in the form of securities or property at the discretion of the Manager.

Section 4.4. RESTRICTIONS ON DISTRIBUTION. The Company shall not distribute funds to the Class Y Members if doing so would leave the Company unable to pay its current liabilities and operating expenses.

Section 4.5. SENIORITY OF DISTRIBUTION. The Company shall satisfy distribution obligations to all Class Z members before making any distributions to Class Y members.

ARTICLE V. ALLOCATION OF PROFITS AND LOSSES

Section 5.2. ALLOCATIONS WITH RESPECT TO TAX MATTERS.

(A) Solely for tax purposes, income, gain, loss, and deduction with respect to property contributed to the Company by any Member shall (before allocations are made under Section 5.3) be allocated in accordance with Section 704(c) of the Code, Treasury Regulations issued thereunder, and Treasury Regulation § 1.704-1(b)(2)(iv)(g), so as to take account of any variation between the basis of the property to the Company and its Fair Market Value at the time of contribution.

(B) For purposes of determining the Members' respective shares of nonrecourse liabilities of the Company under Treasury Regulations § 1.752-3(a)(3), it is hereby specified that each Member's interest in Company profits is his Ownership Interest.

(C) If, during any taxable year of the Company, there is a change in any Member's Interest in the Company, then the Members shall cause the allocations of the Company's income, gain, losses, deductions, and credits (and items thereof) to be made in a manner which takes into account the varying interests of the members of the Company during such taxable year in accordance with Code Section 706(d) and the Treasury Regulations thereunder.

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Section 5.3. PROFITS AND LOSSES. The Company's income, gain, losses, deductions, and credits (and items thereof), for each fiscal year of the Company, shall be allocated among Class Y and Class Z Members (for both book and tax purposes) in proportion to their respective Ownership Interests.

ARTICLE VI. ACCOUNTING

Section 6.1. ACCOUNTING METHODS. The Company books and records shall be prepared in accordance with generally accepted accounting principles ("GAAP"), consistently applied, except that the Members' Capital Accounts shall be maintained as provided in this Agreement. The Company shall be on the cash basis for both tax and accounting purposes. Member A is hereby designed as the "tax matters partner" for the Company (as such term is defined in Section 6231(a)(7) of the Code).

Section 6.2. FISCAL YEAR. The fiscal year of the Company shall be the twelve calendar month period ending on the 31st day of December in each calendar year.

Section 6.3. CAPITAL ACCOUNTS. A capital account ("Capital Account") shall be established for each Class Y Member and determined, maintained, and adjusted in accordance with Treasury Regulation § 1.704-1(b)(2)(iv) and in accordance with the provisions of this Agreement. The Capital Accounts of the Class Y Members shall be adjusted upon each distribution of property by the Company to a Class Y Member to the extent required by and in the manner described in Treasury Regulation § 1.704(b)(2)(iv)(e).

Section 6.4. ANNUAL FINANCIAL STATEMENTS. The Manager shall have an annual financial statement prepared according to GAAP and distributed to each Member within ninety (90) days of the close of each fiscal year. The cost of generating this statement shall be paid by the Company.

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Section 6.5. ANNUAL TAX RETURNS. The Manager shall cause annual tax returns to be prepared and filed with both the United States Internal Revenue Service and the State of Maryland each year. The cost of preparing and filing these annual tax returns shall be paid by the Company.

ARTICLE VII. MANAGEMENT

Section 7.1. CLASS Y MEMBERS. This Article VII shall only apply to Class Y Members.

Section 7.2. MANAGER'S DUTIES. The business, affairs, and property of the Company shall be managed by the Manager pursuant to the rules contained in the Act. The Manager may select officers and delegate powers and responsibilities in his sole discretion.

Section 7.3. REIMBURSEMENT OF CLASS Y MEMBERS' EXPENSES; COMPENSATION; INDEMNIFICATION.

(A) Each Class Y Member shall be reimbursed by the Company for all reasonable out-of-pocket expenses properly incurred by him in connection with the discharge of his obligations under this Agreement or otherwise properly incurred on behalf of the Company with prior authorization from Manager.

(B) Members, other than Member B, shall be compensated on such terms and conditions as may be determined by the Class Y Members. All compensation paid by the Company to a Class Y Member must be approved by a Supermajority Vote (consistent with normal compensation levels in industry) and memorialized in an executed side agreement, which shall be kept with company records.   No Class Y Member shall be entitled to any compensation from the Company beyond the scope of such memorialized side agreement.

(C) Members shall not be liable, responsible or accountable in damages or otherwise to the Company or to the Members for any action taken or failure to act on behalf of the Company, unless such action or omission was performed or omitted in bad faith or constituted wanton

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and willful misconduct.

(D) The Company shall indemnify and hold harmless the Manager and his agents from and against any and all liabilities, losses, expenses, damages, or injuries suffered or sustained by reason of any acts, omissions, or alleged acts or omissions in his capacity as Manager hereunder, or arising out of their activities on behalf of the Company or in furtherance of the interests of the Company, including, but not limited to, any judgment, award, settlement, reasonable attorneys' fees, and other costs and expenses (which may be advanced by the Company) incurred in connection with the defense of any actual or threatened action, proceeding, or claim; provided, however, the indemnification hereunder is hereby expressly limited in amount to the net fair market value of the Company's assets, and no Member shall be obligated to make any contribution or loan to the Company for purposes of funding the same.

ARTICLE VIII. RESPONSIBILITIES OF THE CLASS Y MEMBERS

Section 8.1. CLASS Y MEMBERS. This Article VIII shall only apply to Class Y Members, Section 8.7 excepted.

Section 8.2. MEMBER A. Member A shall be responsible for managing the Company.

Section 8.3. MEMBER B. Member B shall assist with business development, such as preparing presentations, making introductions to government officials, identifying potential investors, and advising on other means of raising capital.

Section 8.4. MEMBER C. Member C shall assign United States Patent Numbers 8,564,154 and 8,063,503 and US Patent Application Serial Number 61/358,388, to Company within 45 days of signing this Agreement provided that Member A executes and acknowledges the satisfaction and receipt of all benefits from Member C (and its predecessor or members(s)) and executes and acknowledges the release of all obligations of Member C (and its predecessor or members(s)) under prior agreements with Member C (and its predecessor or members(s)).

    a. Upon signing of this Agreement, Member C, as an agent of Company and/or Manager, shall file One (1) US provisional patent application based on disclosure provided by Member A, within reasonable amount of time. Only for this provisional patent

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application, Member C pays the cost of filing of the application at the US Patent Office, and Member C is under no obligation to pay any other fees including government fees thereafter, related to this or other patents or patent applications.

Section 8.5. MEMBER D. Member D shall assist with various technical research projects, funding initiatives, developing the business plan, technology advancement, and contact with potential customers.

Section 8.6. MEMBER E. Member E shall serve as technical adviser.

Section 8.7. CLASS Z MEMBERS. Class Z Members shall play no role in managing, operationalizing, or facilitating the business of the Company.

ARTICLE IX. MEETING AND VOTING

Section 9.1. This Article IX shall only apply to Class Y Members, Section 9.6 excepted.

Section 9.2. MEETINGS. A meeting of the Class Y Members, for any purpose or purposes, may be called by any Class Y Member. The request for a meeting shall state the purpose or purposes of the proposed meeting, but the Class Y Members shall be free to address other Company matters during such meetings.

  a. Meeting may be conducted remotely, e.g., via teleconference.

Section 9.3. NOTICE OF MEETINGS. Notice of each meeting of Class Y Members stating the purpose, place, date, and hour of meeting shall be given to each Class Y Member entitled to a vote at such meeting not less than twenty-four hours before the date of the meeting. Attendance of a Class Y Member at a meeting shall constitute a waiver of notice of such meeting, except when the Class Y Member attends a meeting for the express and exclusive purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

Section 9.4. ACTIONS AND VOTING BY MEMBERS. At any meeting of the Class Y Members, a Supermajority Vote shall decide any question brought before such meeting, except for those decisions that require a higher percent as provided in this Agreement and/or the Act.

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    a. Voting may be obtained by authorized proxy or by written consent.

Section 9.5. ACTIONS REQUIRING SUPERMAJORITY VOTE. The following Company actions or resolutions require Supermajority Vote of the Class Y Members:

1. Selling all or substantially all of the assets of the Company, either in one single transaction or in a series of related transactions;
2. Admitting new members and issuing new membership interests;
3. Making changes in accounting policies or methods, other than as required under GAAP;
4. Forming a subsidiary or entering into a joint venture arrangement;
5. Spending, or committing to spend, money in excess of $1,000 for purposes other than normal expenditures to purchase materials and operating costs;
6. Causing the Company to engage in a business other than the main business;
7. Initiate any bankruptcy proceeding;
8. Changing or reorganizing the Company into any other legal form (including incorporation in any state); or
9. Dissolving the Company.
10. Converting the Company to a corporation.
11. Electing to have the Company be treated as a corporation for federal tax purposes by filing IRS Form 8832.

Section 9.6. VOTING AND MEETINGS IN REGARDS TO CLASS Z MEMBERS. Class Z Members shall have no voting rights, nor shall they have any rights or obligations to take part in any of the Company's meetings.

ARTICLE X. TRANSFER OF MEMBERS' INTERESTS

Section 10.1.

10.2. RESTRICTIONS.

(A) Except as expressly permitted by this Agreement, no Selling Member may transfer his or her Interest in the Company or any portion thereof to another Member or non-Member without the prior written consent of Member A.

(B) No person shall be admitted as an additional Class Y Member without the prior written consent of the Manager.

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Bahari Energy, LLC Operating Agreement

(C) Transfers in violation of the provisions hereof shall be null and void and of no effect for any purpose.

Section 10.3. PERMITTED TRANSFERS. The following transfers of Interests do not require prior Member A approval:

1. Transferring an Interest into a trust if, and only if, such trust is primarily for the Class Y Member's benefit and/or the benefit of the spouse, children, or grandchildren of the Class Y Member;
2. Transferring an interest to an affiliate of the transferring Class Y Member; or
3. A Class Y Member that is an incorporated entity transferring its Interest to its owner(s).

Section 10.4. EFFECT OF CERTAIN TRANSFERS. If a Class Y Member's Interest becomes subject to transfer pursuant one of the following events, then Member A shall have the right to purchase their pro rata share of such interest for a purchase price equal to the Fair Market Value of such Interest, which determination shall be binding and conclusive upon the parties hereto:

1. Death or disability, or in the case of an entity, the entity dissolves or an individual who owns at least a majority of the entity dies or becomes disabled;
2. Filing for bankruptcy;
3. Divorce;
4. A Member pledges their Interest and a creditor of such Class Y Member forecloses or threatens to foreclose on such Interest or such Class Y Member assigns or transfers such Interest to a creditor;
5. All or any portion of an Interest owned by a Class Y Member is attached or any judgment is obtained in any legal or equitable proceeding against such Class Y Member and the sale of all or any portion of his Interest is contemplated or threatened under legal process as a result of judgment therein;
6. Any execution process is issued against such Class Y Member by which all or any portion of their Interest may be voluntarily or involuntarily sold; or
7. A Class Y Member transfers or attempts to transfer all or any portion of their Interest in violation of the provisions of this Article IX.

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Section 10.5. EFFECT OF ASSIGNMENT; DOCUMENTS. All Interests in the Company transferred, assigned, or bequeathed pursuant to the provisions of this Article shall be subject to the restrictions and obligations set forth in this Agreement. As a condition to any sale, transfer, assignment, or admission permitted hereunder, the transferee, assignee, or additional Class Y Member must execute this Agreement and agree to be bound by all of its terms and provisions as substituted Class Y Member or additional Class Y Member. In addition, the assignee of an Interest shall pay for all other costs incurred by the Company in reviewing and effecting the Transfer.

Section 10.6. RIGHT OF FIRST REFUSAL. Before consummation of any transfer of Interest by a Selling Member to a non-Member, the Selling Member shall first offer to sell its Interest to the other Class Y Members for a purchase price equal to the Fair Market Value of such Interest, which determination shall be binding and conclusive upon the parties hereto. In the event of a transfer of Interest under this Section 10.6., each Class Y Member shall have the right to purchase, at a minimum, their pro rata share of the Selling Class Y Member's interest.

Section 10.7. TAG ALONG. A tag-along Class Y Member has a right to participate in a sale of an interest in Company by a Selling Member to another Class Y Member or non-Member, in proportion to the tag-along member's interest. Company and Manager must provide reasonable notice to Class Y Members in order for them to exercise this right.

Section 10.8. DRAG ALONG. Upon Supermajority Vote, all Members' interest may be joined in the sale of Company or substantial portion of Company, provided that the Members doing the dragging must give other Members the same price, terms, and conditions as any other seller.

Section 10.9. TRANSFER of CLASS Z MEMBERSHIP UNITS. There are no restrictions on the rights of Class Z Members to transfer his or her interest in the Company.

ARTICLE XI. INTELLECTUAL PROPERTY

Section 11.1. OWNERSHIP.

(a)   The Company shall own the exclusive right, title, and interest to the Product, together with all modifications and enhancements to the Product, and all Intellectual Property rights relating thereto without any additional compensation to the Member.

(b)   Each Member agrees to disclose fully and promptly to the Company all inventions, improvements, developments, copyrights, materials, designs, software and discoveries that are the property of the Company under the provisions of this Section 10.1, and each Member further agrees that s/he will execute any documents and take any actions as may be deemed necessary by the Company to secure fully to it his/her entire right, title and interest in Intellectual Property belonging to the Company, including without limitation patent and/or copyright applications in any country and assignments of Intellectual Property ownership rights to the Company. Each Member agrees to provide all necessary information and technical assistance for filing and prosecuting patent applications without any additional compensation to him/her. However, the foregoing is not to be construed to include the service of prosecution or filing preparation of a patent application.

Section 11.2. TRADE SECRETS. Each Member recognizes and acknowledges that documents constituting and relating to the Company's products, research and development, marketing and pricing strategies, selling methods, clients and prospect lists, and other proprietary documents and information that are not generally known outside the Company (collectively, the "Business Secrets"), as they may exist from time to time, are valuable, special, and unique assets of the Company. Each Member agrees he/she will not use such Business Secrets for any purpose whatsoever, except in the furtherance of the Company's business. Each Member further agrees that he/she will not, during the term of his/her ownership of an interest in the Company or thereafter, at any time disclose the Business Secrets of the Company, or any part thereof, to any person, firm, corporation, association, or other entity for any reason whatsoever except as authorized by Company management in furtherance of the Company's business. Any printout, written record, digital file, or other listing of the Business Secrets obtained by the Member during the term hereof, in whatever form, shall be returned to the Company promptly upon the termination of the Member's Ownership Interest for any reason. In the event of a material breach of any of the covenants contained in this Section 11.2, the Company shall be entitled to obtain an injunction to restrain any additional breach in addition to any other remedies available at

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law, the parties acknowledging that there is no adequate remedy at law for improper use of the Company's Business Secrets.

ARTICLE XII. DISSOLUTION OF THE COMPANY

Section 12.1. DISSOLUTION. The Company shall dissolve upon the happening of the first to occur of the events listed in Section 902 of the Act.

Section 12.2. DEATH OF A CLASS Y MEMBER. Notwithstanding the provisions of Section 9.1, the death of a Class Y Member shall not dissolve the Company. The representative of the deceased Class Y Member's estate shall have the power to assign the deceased Class Y Member's Interest in the Company. Any assignment made pursuant to this Section in favor of one or more of the deceased Class Y Member's heirs or legatees shall entitle such assignee(s) to become Class Y Members of the Company without obtaining the consent provided for in Section 10.2(B) hereof; any other assignee shall have only the right to receive, to the extent assigned, the distributions to which the deceased Class Y Member would have been entitled, but shall not have the right to participate in the management of the Company or to become a Class Y Member thereof.

Section 12.3. DISSOLUTION MANAGEMENT. Any necessary dissolution procedure, which includes liquidation of assets, shall be the responsibility of the Manager or the Manager's appointee.

Section 12.4. LIQUIDATION OF ASSETS. Assets will be liquidated and distributed to Members in proportion to their individual Interests, in order of preferences as set forth in this Agreement

ARTICLE XIII. RIGHTS AND OBLIGATIONS OF CLASS Z MEMBERS

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Section 13.1. VOTING. All Class Z Members are Nonvoting Members and, as such, have no rights to vote or participate in the management or operations of the Company.

Section 13.2. MEETINGS. Class Z members shall have no right to call, hold or participate in any Company meetings.

Section 13.3. DISTRIBUTIONS. All distributions of cash or other property shall be made to Class Z Members in that proportion which is equal to the total number of Preferred Units owned or held by each respective Class Z Member at the time such allocations are made. All distributions shall be made at such time as is determined by the Manager. Distributions of the Company assets may be made only to the Class Z Members shown on the books and records of the Company. Neither the Company nor any Class Z Member will incur any liability for making distributions in accordance with the provisions of the preceding sentence, whether or not the Company or the Member has knowledge or notice of any transfer or purported transfer of ownership of a Membership Unit in the Company which has not been approved pursuant to this Agreement. Notwithstanding any provisions above to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company will be allocated solely to the parties owning Membership Units in the Company as of the date the sale or other disposition occurs. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Member or Members pursuant to this Section. No distribution shall be declared and paid unless, after the distribution is made, the assets of the Company are in excess of all liabilities of the Company, except liabilities to Members on account of their contributions. If the Members determine that distributions this paragraph are insufficient to enable the Members to pay federal and state income taxes attributable to the Company, then the Company shall make additional distributions as the Members decide for that purpose.

ARTICLE XIV. GENERAL

Section 14.1. CONFIDENTIALITY. Each Member agrees to treat as confidential all information regarding the Company, the Product, and any aspect of the production of the product, including any analyses, studies, or other documents or records, provided to the Member pursuant to this Agreement or otherwise, unless authorized by Company or Manager (e.g., in filing patent application).

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Section 14.2. NONCOMPETITION. Each Class Y Member, excluding Member A, covenants and agrees that for a period of one (1) year following dissociation with the Company, they will not, directly or indirectly, as a proprietor, partner, shareholder, employee, or in any other capacity, engage in the business of producing wind energy products designed for use in the urban market at any place within 60 miles of Rockville, Maryland.

Section 14.3. DEADLOCK. The Class Y Members are aware of the possibility of a deadlock in voting. For any action requiring approval by a vote of the Class Y Members, if there is a deadlock, the Class Y Members shall submit the issue to the American Arbitration Association to be decided by an arbitrator. The final decision of the arbitrator will be binding upon the members.

Section 14.4. INDEMNIFICATION. The Company shall, to the maximum extent permitted by applicable law, indemnify and hold harmless each Class Y Member and its agents from and against any and all damages, including, without limitation, damages incurred in investigating, preparing, or defending any action, claim, suit, inquiry, proceeding, investigation, or appeal before any court or Governmental Authority, whether pending or threatened. The foregoing shall not apply to any damages that are finally found by a court of competent jurisdiction to have resulted primarily from the bad faith, gross negligence, or intentional misconduct of, or an intentional and material breach of this Agreement or knowing violation of law by the Class Y Member seeking indemnification. Attorneys' fees and expenses shall be paid by the Company as they are incurred, provided however that any fees and expenses paid by the Company on behalf of a member shall be reimbursed within sixty (60) days upon a finding of bad faith, gross negligence, or intentional misconduct, or an intentional and material breach of this Agreement or knowing violation of law by the Class Y Member seeking indemnification.

Section 14.5. NOTICES. Any notice, request, approval, consent, demand, or other communication required or permitted hereunder shall be given in writing by (1) personal delivery, (2) expedited delivery service with proof of delivery, (3) United States Postal Service, postage prepaid, registered or certified mail, return receipt requested, or (4) prepaid telegram, facsimile, or telex (provided that such telegram, facsimile, or telex is confirmed by expedited delivery service or by mail in the manner previously described), and shall be delivered to each party at his respective address set forth at the beginning of this Agreement (or in the case of the Company, the principal office address established pursuant to Section 1.6 hereof), or to such different address as such addressee shall have designated by written notice sent in accordance herewith, and shall be deemed to have been given and received either at the time of personal delivery or, in the case of delivery service or mail, as of the date of first attempted delivery at the address and in the manner provided herein, or in the case of the telegram, facsimile, or telex, upon receipt.

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Section 14.6. AMENDMENTS. This Agreement may be amended for non-material, administrative purposes only by the sole discretion of the Manager. The Agreement may be materially amended by a written agreement or amendment executed pursuant to a unanimous vote of the Class Y Members. Otherwise, no variations, modifications, amendments, or changes herein or hereof shall be binding upon any party hereto unless set forth in a document duly executed by or on behalf of such party.

Section 14.7. CERTIFICATES OF INTEREST. All Interests in the Company may be memorialized by certificate executed by the Manager and held by the Member or uncertificated securities. Such certificates of Interest may be generated by the Firm and presented to the Manager for execution upon request by either the Company or an individual Member. Except as expressly permitted by this Agreement in the event of multiple equity (crowd) investment funding the company will permit the issuance of uncertificated securities or issue shares in "book entry" in paperless form.

Section 14.8. NO THIRD-PARTY BENEFICIARIES. This Agreement does not grant rights or privileges to any third-party beneficiary. Any such potential third-party benefit is explicitly prohibited and disallowed.

Section 14.9. BOOKS AND RECORDS. The books and records, including all financial and tax statements, of the Company shall be prepared and maintained by, or at the direction of, the Manager and kept at the Principal Office. Each Class Y Member shall have the right to inspect the books and records upon five (5) days written notice to the Manager.

Section 14.10. MISCELLANEOUS. This Agreement supersedes any prior agreement or understandings between the parties with respect to the Company. This Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the laws of the State of Maryland. Except as herein otherwise specifically provided, this Agreement shall be binding upon and inure to the benefit of their respective heirs, legal representatives, successors, and assigns. If any provision of this Agreement or the application of such provision to any person or circumstance shall be held invalid, the remaining provisions or any other persons or circumstances, shall not be affected thereby. This Agreement may be executed in several counterparts, each of which shall be deemed an

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original, but all of which shall constitute one and the same document.

Section 14.11. REMEDIES. If the Company or any party to this Agreement obtains a judgment or award against any other party by reason of breach of this Agreement or failure to comply with the provisions hereof, reasonable attorneys' fees as fixed by the court shall be included in such judgment. Any Class Y Member shall be entitled to maintain, on his own behalf, or on behalf of the action of the Company, any action or proceedings against any other Class Y Member or the Company (including, without action for damages, specific performance or declaratory relief) for or by reasons of breach by such party of this Agreement, or any other Agreement entered into in connection with the Members, notwithstanding the fact that any and all of the parties to such proceeding may then be Class Y Members, and without dissolving the Company as a limited liability company. No remedy conferred upon the Company or any Class Y Member in this Agreement is intended to be exclusive of any other remedy herein or by law provided or permitted, but each shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute. No waiver by a Class Y Member or the Company or any breach of any kind or nature and no acceptance of payment or performance by a Class Y Member or the Company after any such breach shall be deemed to be a waiver of any breach of this Agreement, whether or not such Class Y Member or the Company knows of such breach at the time it accepts such payment or performance. If a Class Y Member has the right herein to approve or consent to any matter or transaction, such approval or consent may be withheld in the sole discretion of such Class Y Member for any reason or no reason. No failure of delay on the part of a Class Y Member of the Company to exercise any right it may have shall prevent the exercise thereof by such Class Y Member or the Company at any time such other may continue to be so in default, and no such failure or delay shall operate as a waiver or any default.

Section 14.12. CHOICE OF LAW. THIS AGREEMENT AND THE RIGHTS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MARYLAND, AND, WITHOUT LIMITATION THEREOF, THE ACT AS NOW ADOPTED OR AS MAY BE HEREAFTER AMENDED SHALL GOVERN THE LIMITED LIABILITY COMPANY ASPECTS OF THIS AGREEMENT.

Section 14.13. All Membership Units are subject to dilution, e.g., upon bringing additional members and/or investments, subject to the following limitations:

       a.   The Membership Units of Member B shall not be subject to dilution below Five

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percent (5%) until July 10, 2020 ("Limited Dilution Period"), unless otherwise expressly agreed to by Member B in written form. In an event that a dilution has a potential to reduce Member B's interest below Five percent (5%), a portion of Member A's interest shall be transferred to Member B to the extent to keep Member B's interest from falling below Five percent (5%) during the Limited Dilution Period, unless a different written agreement is reached by Member B and Company ratified by a Supermajority Vote.

b. The Membership Units of Member C (as the Early Investor) shall not be subject to dilution below Four percent (4%) until July 10, 2020 ("Limited Dilution Period"), unless otherwise expressly agreed to by Member C in written form. In an event that a dilution has a potential to reduce Member C's interest below Four percent (4%), a portion of Member A's interest shall be transferred to Member C to the extent to keep Member C's interest from falling below Four percent (4%) during the Limited Dilution Period, unless a different written agreement is reached by Member C and Company ratified by a Supermajority Vote.

c. The Membership Units of Member D shall not be subject to dilution below Four percent (4%) until July 10, 2020 ("Limited Dilution Period"), unless otherwise expressly agreed to by Member D in written form. In an event that a dilution has a potential to reduce Member D's interest below Four percent (4%), a portion of Member A's interest shall be transferred to Member D to the extent to keep Member D's interest from falling below Four percent (4%) during the Limited Dilution Period, unless a different written agreement is reached by Member D and Company ratified by a Supermajority Vote.

Section 14.14. In the event that the Company is converted to a corporation, Class Z Members shall have no rights to demand fair value for their interest in the corporation, provided that the conversion does not materially alter their rights as expressly set forth in this Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

Members:

Habib Bahari   Date: 12/17/2018

TGHoldCo2 L.L.C.- Thomas Goldstein   Date: 12/17/2018

BTPatent, LLC – Dr. Bijan Tadayon   Date: 12/17/2018

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Dr. Navid Goudarzi   Date: 12/17/2018

Dr. Jewel B. Barlow   Date: 12/17/2018

EXHIBIT A. CLASS Y MEMBERSHIP UNITS

Member/Manager	Membership Units
Founder, CEO, General Manager, Member A – Habib Bahari	825,000 Common Membership Units
Legal and Outreach Manager, Member B – TGHoldCo2, L.L.C.- Mr. Thomas Goldstein	70,000 Common Membership Units
Patent Prosecution Manager, Member C – BTPatent LLC- Dr. Bijan Tadayon	50,000 Common Membership Units
Technical Research and Development Manager, Member D – Dr. Navid Goudarzi	50,000 Common Membership Units
Technical Outside Advisor, Member E – Dr. Jewel B. Barlow	5,000 Common Membership Units

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EXHIBIT B. CAPITAL CONTRIBUTIONS

Name of Member	Capital Contribution
Member A – Habib Bahari	Seventy one thousand and five hundred ($71,500)
Member B – TGHoldCo2 – Mr. Thomas Goldstein	Seven thousand dollars ($7,000.00)
Member C – BTPatent LLC – Dr. Bijan Tadayon	Patents/Patent Application mentioned under Section 7.3
Member D – Dr. Navid Goudarzi	Zero dollars ($0.00)
Member E – Dr. Jewel B. Barlow	Zero dollars ($0.00)

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